Exhibit 4.17

Summary of Share Purchase Agreement, dated October 17, 2000, between Aryt Systems and the Registrant.

    Share Purchase Agreement

    Seller (Issuer): Aryt Systems Ltd. (formerly Ram Tzur Industries Ltd.)
    Purchaser: Aryt Industries Ltd.
    Additional Parties (Transferors) to the Agreement: Noam Melamed Ltd., Oded Fishman Ltd. and Asaf Hacesef Ltd. ("Former Controlling Shareholders") as holders of 62.5% of Aryt System's outstanding share capital (before closing).
    Purchased Shares: 7,350,000 newly issued ordinary shares of Aryt Systems, representing, after issuance, 51.9% of the outstanding share capital of Aryt Systems.
    Purchase Price: NIS 7,350,000 (approximately $1.8 million).
    Additional Shares: Upon Closing the Former Controlling Shareholders shall transfer to Aryt Industries Ltd. 2,688,000 ordinary shares of Aryt Systems held by them for NO consideration.
    Signing Date: June 10, 2000.
    Closing date: October 17, 2000
    Terms of Payment: Upon closing
    Condition to Closing: former controlling shareholders of Aryt Systems purchased all of Aryt Systems' assets in exchange for their assuming all of Aryt System's liabilities of approximately $1.46 million.
    Additional terms: customary representations and warranties from Former Controlling Shareholders and Aryt Systems.